October 24, 2006

April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

      Re:       Caspian Services, Inc.
                    Form 10-KSB for the Fiscal Year Ended September 30, 2005
                    Filed January 12, 2006
                    File No.: 000-33215

Dear Ms. Sifford:

        In connection with the Company’s responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated September 26, 2006, the Company acknowledges that:

o	it is responsible for the adequacy and accuracy of the disclosure in its filings;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or require additional information, please contact me directly.

Sincerely,

      Laird Garrard
                        Chief Executive Officer